Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND NINE-MONTH PERIOD

ENDED SEPTEMBER 30, 2023

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flow for Bragg Gaming Group Inc. and its subsidiaries (“Bragg” or the “Company”), on a consolidated basis, for the three and nine months (“3Q23”) ended September 30, 2023. This document should be read in conjunction with the interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-International Financial Reporting Standards (“IFRS”) financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.  Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS.  These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.  These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Company to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to November 9, 2023, the date the board of directors of the Company (the “Board”) approved this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries.  Although the Company and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate.  Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Company’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below, noting that these factors are not intended to represent a complete list of the factors that could affect the Company.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.  Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations as of November 9, 2023, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Company’s key metrics are calculated using internal Company data.  While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Key Metrics” and “Selected Financial Information” below.  The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	3

4.	OVERVIEW OF 3Q23

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 6,500 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its Remote Games Server (“RGS”) as well as aggregated, licensed, games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in European and North American iGaming markets.

The Company was incorporated pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Gaming Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the ticker symbol “BRAG”.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry

Financial performance in the third quarter of 2023

The Company is pleased to report on another strong trading performance during the three months ended September 30, 2023. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	4

Revenue

The Company’s revenue1 for the three months period ended September 30, 2023 increased from the same period in the previous year by 8.0% to EUR 22.6m (3Q22: EUR 20.9m) continuing solid growth momentum since 4Q21. The Company’s year-over-year revenue growth was mainly organic through its existing customer base, the onboarding of new customers in various jurisdictions and strong revenue performance from its proprietary Wild Streak casino games studio customer base. See “Risks and Uncertainties” below.

The Company’s revenue growth was mainly derived from the games and content segment which amounted to EUR 17.9m (3Q22: EUR 14.4m) and accounted for 79.4% (3Q22: 69.3%) of total revenues, as demand for the Company’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology, games development and product offering.

Management of the Company is pleased to see growth in game play and overall engagement level, maintaining solid unique player2 numbers. Total wagering generated via games and content offered by the Company in the period ended were up by 24.6% from the same period in the previous year to EUR 5.7 billion (3Q22: EUR 4.6 billion).

The number of unique players using our games and content in the period (excluding Wild Streak and Spin) were up by 62.5% from the same period in the previous year to 3.4m (3Q22: 2.1m). The increase in unique player number is associated with the significant improvements to our core content offering including recent technical developments giving the Company a powerful competitive advantage.

Gross Profit

Gross profit increased compared to the same period in the previous year by 13.5% to EUR 11.9m (3Q22: EUR 10.4m) with gross margins increased by 250 bps to 52.5% (3Q22: 50.0%). The gross profit is primarily the result of increased revenue performance in all content products categories while recording slightly lower PAM and managed services revenues.

Expenses

Selling, general and administrative expenses increased from the same period in the previous year by 8.4% to EUR 13.0m (3Q22: EUR 12.0m) amounting to 57.8% of total revenue (3Q22: 57.6%).

The increase of costs is in line with the Company’s investment in its growth strategy, as the Company continues to build its foundation as a scalable and innovative vertically integrated content and technology provider in the iGaming industry.

Main changes in the quarter were driven by the following:

(a)	Salaries and subcontractors increased by 29.4% to EUR 5.6m (3Q22: EUR 4.4m) as the Company continued to invest in expanding its technology and product offering by scaling its software and games development teams, product managers, data and analytics professionals and executive team. This has enabled the Company to source new customers and maintain growth from its existing customer base, expand into new markets, and adapt to regulatory requirements. As a result of the increased level of investment in technology and products, total capitalized software development costs increased to EUR 2.6m (3Q22: EUR 2.4m).

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

2 Unique players are individuals who made a real money bet at least once during the period.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	5

A one off payment in the amount of  EUR 0.6m (3Q22: Nil) relating to a termination of the employment agreement of key senior executive was also incurred in the period which also attributed to increase in the costs.

(b)	Share based compensation costs increased by 18.5% to EUR 1.0m (3Q22: EUR 0.8m) in connection with share-based incentive plan awards to new directors and management composed of deferred share units, restricted share units (“RSUs”) and share options. During the period, EUR 0.5m was incurred in relation to a one-off acceleration of RSUs relating to the termination of the employment agreement of a key senior executive. Excluding this transaction, there would have been a decrease resulting from a combination of lower fair value of share-based awards compared to the prior period and changes in the vesting profile of new awards resulting in a lower proportion of aggregate fair value being expensed in current periods.

Total employee costs (including share-based compensation charge) increased by 27.7% to EUR 6.6m (3Q22: EUR 5.2m) mainly due to an increased headcount in technology, product and senior management teams in the total value of EUR 1.3m alongside with increased share-based payment costs of EUR 0.2m.

(c)	Information technology hosting remained flat and amounted to EUR 1.0m (3Q22: EUR 1.0m) incorporating the increase in gaming activity and set up costs of hosting and servers in various jurisdictions predominantly the United States and is in line with the Company’s revenue growth.

(d)	Professional fees decreased by EUR 0.4m to EUR 0.8m (3Q22: EUR 1.1m) and are comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs which are related to various jurisdictions, mainly in the United States and other markets, as part of the of expansion into new markets. The decrease in professional fees relate to one-time EUR 0.3m payment made in 3Q22 in relation to the recruitment of the former Chief Executive Officer.

(e)	Corporate costs decreased by EUR 0.1m to EUR 0.1m (3Q22: EUR 0.2m) as a result of an optimization in the level of expenditure as part of the Company’s general corporate strategy.

(f)	Sales and marketing increased by EUR 0.1m to EUR 0.6m (3Q22: EUR 0.5m) mainly related to increase in investment in gaming sector events, marketing and public relations activities.

(g)	Bad debt expense decreased by EUR 0.6m to EUR 0.2m credit (3Q22: EUR 0.4m expense). This is a result of remeasurement of risks in the aging and liquidity of trade receivables while progress was made in improving the billing processes and collection of receivables.

(h)	Transaction and acquisition costs decreased by EUR 0.4m to EUR 0.0m (3Q22: EUR 0.4m) due to costs incurred related to the debt financing process in the previous quarter.

(i)	Other operational costs amounted to EUR 0.7m (3Q22: EUR 0.6m) mainly related to director and officer insurance premium as well as erosion, omission, and other travel/event costs.

Profitability

Total operating loss for the period amounted to EUR 2.1m (3Q22: operating loss EUR 1.6m) an increase of loss by EUR 0.5m resulted  by an scaling up gross profit by EUR 1.4m due to improved underlying revenue performance with a reduction of professional fees, corporate costs, bad debt expenses and transaction and acquisition costs totaling EUR 1.5m, offset by increased total employee costs of EUR 1.4m, depreciation and amortization of EUR 0.9m, and loss of remeasurement of deferred consideration of EUR 1.1m.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	6

The Company’s Adjusted EBITDA3 increased from the same period in the previous year by 70.5% to EUR 3.8m (3Q22: EUR 2.2m) with Adjusted EBITDA margins increasing by 619bps to 16.9% (3Q22: 10.7%). The change in margin is mainly as a result of change in the product mix while maintaining a controlled level of operating costs. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Section 5.3.

Cash Flow

Cash flows generated from operating activities for the three-month period ended September 30, 2023, amounted to EUR 1.0m (3Q22: EUR 0.1m) with the underlying performance reaching EUR 2.8m (3Q22: EUR 1.5m) offset with the movement in working capital and change in income taxes payable of EUR (1.8m) (3Q22: EUR (1.4m)).

Cash flows used in investing activities amounted to EUR 2.7m (3Q22: EUR 2.5m) an increase of EUR 0.2m. During both period, the Company continued its investment in intangible assets, mainly in software development costs.

Cash flows used in financing activities amounted to EUR 1.3m (3Q22: cash flow generated of EUR 8.2m) mainly related to repayment of convertible debt totaling EUR 1.4m (3Q22: Nil). Cash generated from the previous quarter is in relation to the proceeds from convertible debt, net of costs, amounting to EUR 8.3m.

Financial performance in the nine months ended September 30, 2023

Revenues

The Company’s revenue for the nine months ended September 30, 2023 increased from the same period in the previous year by 14.9% to EUR 70.2m (nine months ended September 30, 2022: EUR 61.1m) continuing a solid quarterly positive momentum since 4Q21. The Company’s positive year-over-year revenue growth was derived mainly from organic growth from its existing content and PAM customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from its proprietary casino games studio and existing United States customer base.

Gross Profit

Gross profit for the nine months ended September 30, 2023 increased from the same period in the previous year by 18.1% to EUR 37.9m (nine months ended September 30, 2022: EUR 32.1m) with gross margins increasing by 146 bps to 54.0% (nine months ended September 30, 2022: 52.6%), The gross profit increased together with margins compared to the previous year is mainly as a result of the shift in the product mix leading to an increased revenue performance in all content products while PAM and managed services were slightly lower proportionally.

Expenses

Selling, general and administrative expenses amounted to EUR 38.0m, an increase of EUR 4.5m from the same period in the previous year (nine months ended September 30, 2022: EUR 33.5m). Expenses were mainly driven by a EUR 3.4m increase in total employee costs to support the Company’s growth in technology, product, compliance, sales and management, an increase of EUR 3.4m in depreciation and amortization, and an increase of EUR 0.9m in Information technology and hosting as part of the costs of hosting and servers in various jurisdictions predominantly the United States. These movements have been offset by a reduction in professional fees, corporate costs, sales and marketing, bad debt and transaction and acquisition costs expenses in the total of EUR 3.3m.

3 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	7

Profitability

Adjusted EBITDA amounted to EUR 12.5m (nine months ended September 30, 2022: EUR 8.4m), an increase of EUR 4.0m for the period with margins increasing by 397 bps to 17.7% (nine months ended September 30, 2022: 13.8%).

Operating loss amounted to EUR 0.3m (nine months ended September 30, 2022: loss of EUR 1.0m), a decrease in loss of EUR 0.7m as a result of the improvement in underlying performance in gross profit of EUR 5.8m offset by an increase in total employee costs of EUR 3.4m, an increase in depreciation and amortization of EUR 3.4m, an increase in Information Technology and hosting of EUR 0.9m and net unfavorable impact on the remeasurement of derivative liability and deferred consideration of EUR 1.1m. Cost benefit however was attained from professional fees, corporate costs, sales and marketing, bad debt and transaction and acquisition costs expenses in the total of EUR 3.3m alongside gain on the settlement of convertible debt of EUR 0.4m.

Cash Flow

Cash flows generated from operating activities for the period ended September, 2023, amounted to EUR 6.2m (nine months period ended September 30, 2022: EUR 7.7m). The decrease of EUR 1.5m was primarily due to working capital movement and income taxes payable of EUR 5.8m offset with the improvement in the performance of the underlying business of EUR 4.3m.

Cash flow used in investing amounted to EUR 6.6m (nine months period ended September 30, 2022: EUR 14.4m), a reduction of EUR 7.8m from the same period in the previous year and is mainly attributable to EUR 8.5m outflow of consideration paid for Spin upon business combination. During the period, the Company continued its investment in intangible assets, mainly in software development costs, totaling EUR 6.4m (nine months period ended September 30, 2022: EUR 5.2m).

Cash flows used in financing activities amounted to EUR 2.6m (nine months period ended September 30, 2022: cash flow generated of EUR 7.4m), a reduction of EUR 10.0m. The current period outflows mainly relate to repayment of convertible debt of EUR 2.3m (nine month period ended September 30, 2022: Nil) and repayment of lease liability, loans, interest and other financing charges totaling EUR 0.5m (nine month period ended September 30, 2022: EUR 0.9m). Cash generated from the previous period includes proceeds from convertible debt, net of costs, amounting to EUR 8.3m.

Financial Position

Cash and cash equivalents as of September 30, 2023, amounted to EUR 7.9m (December 31, 2022: EUR 11.3m), a decrease of EUR 3.4m as a result of EUR 6.6m cash used in investing activities and EUR 2.6m cash used in financing activities offset by a strong trading resulting in positive cash flow from operations of EUR 6.2m.

Trade and other receivables as of September 30, 2023 totalled EUR 17.8m (December 31, 2022: EUR 16.6m), an increase of EUR 1.2m mainly due to higher revenue performance during the end of the period with a related decrease in provision for expected credit losses of EUR 0.3m.

Trade payables and other liabilities as of September 30, 2023, decreased by EUR 0.7m to EUR 18.8m (December 31, 2022: EUR 19.5m) mainly as result of a EUR 0.7m decrease in trade payables and accrued liabilities.

Total convertible debt valuation amounted to EUR 4.4m (December 31, 2022: EUR 7.9m), of which EUR 0.9m is recorded as a short-term derivative liability (December 31, 2022: EUR 1.3m) and EUR 3.6m as a short-term convertible debt (December 31, 2022: EUR 6.6m recorded as long-term convertible debt) The total outstanding face value amount repayable as of September 30, 2023 was USD 5.5m (December 31, 2022: USD 10m).

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	8

Other

●	Share Capital: As of September 30, 2023, the number of issued and outstanding shares was 22,697,509 (December 31, 2022: 21,107,968), the number of outstanding awards from equity incentive plans was 3,094,071 (December 31, 2022: 3,131,295), the number of outstanding warrants was 16,886 (December 31, 2022: 16,886) and the number of broker warrants and warrants issued upon convertible debt was 979,048 (December 31, 2022: 979,048).

●	Employees: as of September 30, 2023, the Company has 457 employees, contractors, and sub-contractors (September 30, 2022: 416) across Europe, North America, India, and Israel.

Strategic Progress

The Company’s vision is to be a profitable, must-have iGaming content and solution provider. It aims to achieve this as a producer and distributer of casino games, as a developer and licensor of iGaming technology, and as a provider of iGaming services.

The Company’s content includes online and land-based games from its in-house Bragg Studios, exclusive online games from third-party content providers under its Powered by Bragg program, and non-exclusive third-party online games delivered via its content aggregation offering.

Technology products offered by the Company servicing the online casino and sports betting industry include its proprietary PAM platform, its Bragg Hub content delivery platform, its Fuze™ player engagement toolset and its data analysis and reporting platforms.

The Company also offers fully managed operational and marketing services to its PAM customers.

Taken together, the Company’s content, technology and services offer a full turn-key solution, capturing an increased proportion of the online gaming value chain.

The Company plans to achieve its vision by focusing on its continued progress in the following key strategic areas:

a)	The rollout of Bragg’s new content portfolio in the United States

During the third quarter of 2023, the Company upgraded its integration with leading iGaming operator FanDuel in Michigan and Connecticut, allowing it to roll out the latest games from its proprietary Bragg Studios and exclusive Powered by Bragg collections. During the quarter it also secured a new global content distribution agreement with multi-state operator Pokerstars, further expanding its content reach in the United States as well as in other global regulated markets. In September 2023, the Company launched a custom online slot game, Lady Luck Casino Egyptian Magic, for its customer Caesars Digital, showcasing its ability to develop unique, customized and exclusive content to help its customers offer a differentiated online casino product.

b)	Continued expansion in other markets

The Company has continued to develop its business in other markets during the third quarter of 2023, launching in a new regulated market, obtaining a Gibraltar B2B remote gambling license, launching with leading iGaming operator bet365 in Ontario, Canada, and by launching content with new customers in the United Kingdom, Switzerland and Italy.

◾	In July, the Company announced that it had entered the Georgian iGaming market with Flutter-owned Adjarabet, the local market leader.

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◾	In July, the Company launched its content with Swiss4Win.ch, the online operation of Casino Lugano in Switzerland. The launch marked the Company’s ninth customer in the territory out of eleven total licensees, with the Company’s Swiss customers now representing an estimated 88% of the local online casino market.
◾	The Company announced a new global casino content distribution agreement with 888 Holdings in July, which saw the launch of the Company’s content on several renowned online casino brands including William Hill, 888, Mr Green and SI Sportsbook. Jurisdictions include the United Kingdom, Itay, Sweden, Denmark, Spain, and Ontario.
◾	A global content distribution agreement was announced in August with PokerStars, covering the United Kingdom, Italy, Portugal, Spain, Denmark, Sweden and the Czech Republic, as well as regulated territories in the United States.
◾	In August the Company rolled out its content in the United Kingdom with Unibet, a leading brand from multi-national operator Kindred Group.
◾	The Company launched content for the first time with leading online casino operator bet365 in Ontario, Canada, also in August.
◾	In Italy, the Company launched content with leading local online casino operator Snaitech for the first time in August.
◾	In September, the Company announced that it has obtained a B2B Remote Gambling License in the European territory of Gibraltar, home to multiple international tier 1 online gambling businesses.

c)	Proprietary Bragg Studios content development

The Company continues to grow its portfolio of proprietary Bragg Studios games. During the third quarter of 2023, it launched a total of eight proprietary titles online in Europe and three proprietary titles online in North America:

-	Atomic Slot Lab launched four new game titles in Europe and two new game titles in North America in 3Q23
-	Indigo Magic launched four new game titles in Europe in 3Q23
-	Wild Streak launched one new game title online in North America in 3Q23. The title, Congo Cash, is the first game from Wild Streak (the Company’s best known brand in the United States) to be launched via the Company’s proprietary upgraded RGS technology and distribution network in the United States.

d)	Exclusive portfolio expansion via Powered by Bragg content partners

The Company continues to grow its portfolio exclusive games as part of its Powered by Bragg portfolio. During the third quarter of 2023, it launched a total of seven Powered by Bragg titles in Europe and eight in North America:

-	One new Bluberi game title launched in Europe and three in North America in 3Q23
-	Two new Gamomat game titles launched in Europe in 3Q23
-	Four new Incredible Technologies game titles launched in North America in 3Q23
-	Three new King Show Games titles launched in Europe in 3Q23
-	One new Winfast game title launched in Europe in 3Q23
-	One new Kalamba Games title launched in North America in 3Q23

e)	PAM & full turn-key offering

In the Netherlands, the Company continues to be the market leading PAM supplier, with five customers taking the Company’s PAM in the territory.

The Company continues to grow its PAM in the Czech market and continues to consider new opportunities for growth of its PAM, content aggregation, player engagement toolset and managed services in multiple jurisdictions internationally.

In November 2023, the Company extended its agreement with Entain Plc to supply Entain’s Dutch iGaming operator, BetCity.nl, with its PAM platform until 2025.

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Outlook

The Company continues to roll out its new proprietary and exclusive content portfolio in the United States as well as in other jurisdictions internationally. It continues to expand its in-house Bragg Studios content portfolio, a product vertical which generates higher gross profit margins compared to distributing content from third party studios. It also continues to grow its Powered by Bragg program which adds diversity and several popular casino gaming brands to the Company’s exclusive games portfolio, offering differentiation to its overall content offering.

Bragg continues to be the market-leading PAM provider in the Netherlands’ iGaming market, and continues to develop its PAM and complete solution business in the Netherlands and in other countries.

The Company continues to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives.

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA4. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
EUR 000	2023	2022	2023	2022
Revenue	22,574	20,899	70,162	61,053
Net income (loss)	(2,951)	(1,998)	(3,050)	(2,628)
EBITDA	1,209	837	8,963	4,944
Adjusted EBITDA	3,814	2,237	12,450	8,412

Basic (Loss) Per Share	(0.13)	(0.09)	(0.14)	(0.12)
Diluted (Loss) Per Share	(0.13)	(0.09)	(0.14)	(0.12)

4 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

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	As at	As at
	September 30,	December 31,
	2023	2022
Total assets	101,386	104,388
Total non-current financial liabilities	2,566	9,346

Dividends paid	nil	nil

As at September 30, 2023, non-current financial liabilities primarily consists of EUR nil in relation to convertible debt (December 31, 2022: EUR 6.6m), EUR 1.4m of deferred consideration in relation to Spin acquisition (December 31, 2022: EUR 2.1m), EUR 1.0m in lease obligations on right of use assets in relation to office leases (December 31, 2022: EUR 0.3m), and EUR 0.2m in other non-current liabilities (December 31, 2022: EUR 0.2m).

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently across for all reporting periods presented.

5.3OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.  However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating (loss) to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2023	2022	2023	2022
Operating (Loss)	(2,137)	(1,638)	(346)	(990)
Depreciation and amortization	3,346	2,475	9,309	5,934
EBITDA	1,209	837	8,963	4,944
Depreciation of right-of-use assets	(107)	(65)	(273)	(154)
Lease interest expense	(7)	(5)	(27)	(13)
Share based compensation	999	843	2,283	2,940
Transaction and acquisition costs	(32)	362	—	708
Exceptional costs	806	216	1,291	407
Loss on remeasurement of derivative liability	82	101	261	101
Gain on settlement of convertible debt	(231)	—	(435)	—
(Gain) loss on remeasurement of deferred consideration	1,095	(52)	387	(521)
Adjusted EBITDA	3,814	2,237	12,450	8,412

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	12

Exceptional costs in the nine months ended September 30, 2023 include EUR 1.1m relating to the termination of the employment contracts of certain key senior executives. In the nine months ended September 30, 2022, exceptional costs include one-time costs of EUR 0.4m related to legal and professional fees and other non-recurring regulatory and legal matters.

Loss on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the convertible debt instrument, whilst gain on settlement of convertible debt arose from cash-in-lieu settlement of the debt. Gain/loss on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin.

5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2023	2022	2023	2022
Revenue	22,574	20,899	70,162	61,053
Operating (Loss)	(2,137)	(1,638)	(346)	(990)
EBITDA	1,209	837	8,963	4,944
Adjusted EBITDA	3,814	2,237	12,450	8,412

	As at	As at
	September 30,	December 31,
	2023	2022
Total assets	101,386	104,388
Total liabilities	30,878	34,854

TRADE AND OTHER RECEIVABLES

	As at	As at
	September 30,	December 31,
EUR 000	2023	2022
Less than one month	16,788	15,759
Between two and three months	979	1,313
Greater than three months	2,132	1,594
	19,899	18,666
Provision for expected credit losses	(2,102)	(2,435)
Trade receivables	17,797	16,231

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	13

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	September 30,	December 31,
EUR 000	2023	2022
Trade payables	2,730	4,327
Accrued liabilities	15,718	14,817
Other liabilities	353	405
Trade payables and other liabilities	18,801	19,549

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2021	2022				2023
EUR 000	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Revenue	15,758	19,360	20,794	20,899	23,681	22,859	24,729	22,574
Operating income (loss)	(1,841)	(143)	791	(1,638)	162	520	1,271	(2,137)
EBITDA	(264)	1,433	2,674	837	2,682	3,229	4,525	1,209
Adjusted EBITDA	1,599	3,040	3,135	2,237	3,650	3,894	4,742	3,814
Income (Loss) per share - Basic	(0.08)	(0.03)	0.00	(0.09)	(0.04)	(0.02)	0.02	(0.13)
Income (Loss) per share - Diluted	(0.08)	(0.03)	0.00	(0.09)	(0.04)	(0.02)	0.02	(0.13)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	September 30,	December 31,
EUR 000	2023	2022
Cash and cash equivalents	7,876	11,287
Trade and other receivables	17,826	16,628
Prepaid expenses and other assets	2,628	1,823
Current liabilities excluding deferred consideration and convertible debt	(22,012)	(23,131)
Net working capital	6,318	6,607
Convertible debt - current	(3,588)	—
Deferred consideration	(1,511)	(1,176)
Net current assets	1,219	5,431

Current deferred consideration of EUR 1.5m is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2022: EUR 1.2m).

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	14

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as September 30, 2023 are below:

	2023	2024	2025	2026	Thereafter	Total
Trade payables and other liabilities	18,801	—	—	—	—	18,801
Lease obligations on right of use assets	353	362	339	192	265	1,511
Convertible debt	—	5,192	—	—	—	5,192
Other non-current liabilities	—	2	2	4	575	583
	19,154	5,556	341	196	840	26,087

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The cash flow may be summarized as follows:

	Nine Months Ended September 30,
EUR 000	2023	2022
Operating activities	6,194	7,705
Investing activities	(6,617)	(14,376)
Financing activities	(2,603)	7,372
Effect of foreign exchange	(385)	476
Net cash flow	(3,411)	1,177

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	15

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 6.4m (nine months ended September 30, 2022: EUR 5.2m). Cash flows used in investing activities in the comparative period also include EUR 8.5m outflow of consideration paid for Spin upon business combination.

	Nine Months Ended September 30,
EUR 000	2023	2022
Purchases of property and equipment	(259)	(257)
Additions in intangible assets	(6,358)	(5,157)
Proceeds from sale of discontinued operations	—	91
Consideration paid upon business combination	—	(8,488)
Cash acquired from business combination	—	256
Prepaid consideration	—	(821)
Cash flows used in investing activities	(6,617)	(14,376)

In the nine months ended September 30, 2023, cash flows used in financing activities mainly consisted of repayment of convertible debt totaling EUR 2.3m (nine months ended September 30, 2022: nil), repayment of lease liability, loans, interest and financing charges totaling EUR 0.5m (nine months ended September 30, 2022: EUR 0.9m). Cash flows generated from financing activities in the comparative period also include EUR 8.3m proceeds from convertible debt.

	Nine Months Ended September 30,
EUR 000	2023	2022
Proceeds from exercise of stock options	264	14
Repayment of convertible debt	(2,329)	—
Proceeds from convertible debt	—	8,276
Repayment of lease liability	(240)	(112)
Repayment of loans	(110)	(654)
Interest income	—	13
Interest and financing fees	(188)	(165)
Cash flows (used in) generated from financing activities	(2,603)	7,372

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Strategy Officer and Chief Technology Officer. Two key management employees are also shareholders in the Company.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	16

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of (loss) and comprehensive income (loss) between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue	19	22	71	76
Salaries and subcontractors	(1,763)	(895)	(3,461)	(2,507)
Share based compensation	(916)	(555)	(1,985)	(1,588)
Professional fees	(51)	—	(72)	(22)
	(2,710)	(1,428)	(5,446)	(4,041)

During the period, the Company incurred one-off costs relating to the termination of key executives included within salaries and subcontractors of EUR 607 and share based compensation of EUR 456.

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the interim unaudited condensed consolidated statements of (loss) and comprehensive income (loss) between the Company and these employees are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Salaries and subcontractors	(614)	(446)	(2,239)	(768)
Share based compensation	(16)	—	(61)	—
(Loss) gain on remeasurement of deferred consideration	(1,094)	51	(387)	521
Interest and financing fees	(51)	(94)	(309)	(127)
	(1,775)	(489)	(2,996)	(374)

Balances due to/from key management personnel, members of the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	September 30,	December 31,
	2023	2022
Consolidated statements of financial position
Trade and other receivables	6	8
Trade payables and other liabilities	(2,596)	(2,019)
Deferred consideration - current	(1,511)	(1,176)
Deferred consideration - non-current	(1,378)	(2,121)
Net related party payable	(5,479)	(5,308)

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	17

Other transactions with Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	September 30,	September 30,
	2023	2022
Consolidated statements of cash flows
Consideration paid upon business combination	—	(8,488)
Prepaid consideration	—	(821)
Loan payment to the vendor of Spin	—	(664)
Net cash outflow	—	(9,973)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Consolidated statements of changes in equity
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	—	—	(3,491)	(6,764)
Share capital	—	—	3,491	6,764
Shares issued as consideration to Spin Vendors
Share capital	—	—	1,104	1,426
Net movement in equity	—	—	1,104	1,426

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	September 30,	November 9
	2023	2023
Common Shares	22,697,509	22,732,509
Warrants	979,048	979,048
Broker Warrants	16,886	16,886
Fixed Stock Options	2,023,005	1,988,005
Restricted Share Units	810,500	810,500
Deferred Share Units	260,566	260,566
	26,787,514	26,787,514

8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the interim unaudited condensed consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	18

note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the interim unaudited condensed consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the interim unaudited condensed consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their cash generating units (CGUs) for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores,

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	19

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of (loss) and comprehensive income (loss).

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	20

Convertible debt

-Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-Key sources of estimation

In determining the present value of conversion options, the Company has modelled as a series of call options with inputs including strike price, stock price weighted volume average price, annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	21

11	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Company’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section of the AIF. The risks and uncertainties described herein and therein are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that could adversely affect the Company’s business. If any of such risks actually occur, the Company’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

The Company depends on a small number of significant customers for a large portion of revenue.

The business of the Company was dependent on ten customers for approximately 64.05% and 64.71% of its revenue in the three and nine months ended September, 2023 respectively. The Company's largest customer accounted for approximately 28.0% and 32.5% of the Company's revenue for the three and nine months ended September 30, 2023 respectively. The Company’s accounts receivables tend to be concentrated within a small group of customers and this is expected to improve while the Company is growing its customer base in various jurisdictions.

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of contractual arrangements or other factors could harm the Company’s results of operations and financial condition. Revenue from individual customers may fluctuate from time to time.

The Company currently relies on third-parties for its gaming content and has no control over the providers of its content. Our business could be adversely affected if our access to games is limited or delayed.

The control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to games and other content. We cannot guarantee that these providers will always choose to license to us. Our business may be adversely affected if our access to games is limited or delayed because of deterioration in our relationships with one or more of these providers or if they choose not to license to us for any other reason.

Even if we are able to secure rights to gaming content from providers or creators, external groups may object and may exert pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase content fees. Content providers also may attempt to take advantage of their market power to demand onerous financial terms from us. If any of these content providers were to not renew their contracts at the expiration of their current service terms, fail to meet their contractual obligations or cease operations for any reason, and if no suitable alternative providers were available, we could be unable to operate our gaming platform. Our inability to retain such third-party providers or find suitable alternate providers in a timely manner could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation, and have a material adverse effect on our financial condition and results of operations.

To the extent that we are unable to license a large amount of content or the content of certain popular games, our business, operating results, and financial condition could be materially harmed.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	22

The industry within which the Company operates are intensely competitive, characterized by low barriers to entry, and are subject to changing technology, shifting user needs, and frequent introductions of new offerings.

The Company's current and potential competitors include large and established companies as well as other start-up companies. Certain competitors have more established relationships and greater financial resources and they can use their resources against the Company in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development and advertising. Emerging start-ups may be able to innovate and provide offerings faster than the Company can. As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services. If competitors are more successful than the Company in developing compelling offerings or navigating regulatory hurdles, the Company's revenue and growth rates could be negatively affected. There is no assurance that the Company will be able to maintain or grow its position in the marketplace.

The integrity, reliability and operational performance of the Company's content aggregation, parsing and distribution and other operational information technology systems are critical to the Company's ability to serve its businesses.

The Company's information technology systems may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of these Information technology systems or the telecommunications and/or other third party infrastructure on which such systems rely could lead to significant costs and disruptions that could reduce the Company's revenue, harm the Company's business reputation and have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company incurs significant costs to maintain, transfer and receive personal data across jurisdictions.

The Company has procedures and measures in place to protect against network or Information technology system failure or disruption. However, those procedures and measures may not be effective to ensure that the Company is able to carry on its business in the ordinary course if they fail or are disrupted. In addition, the Company's Information technology systems may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, denial of service attacks, viruses or cybercrime. Any failure in these protections could harm the Company's business reputation and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

With regard to transfers to the United States of personal data (as such term is defined under the European Union’s General Data Protection Regulation 679/2016 (the "GDPR")) from the Company’s European and United Kingdom employees, customers, users and other persons, the Company has relied until recently upon the EU – U.S. Privacy Shield, and the Company currently attempts to rely upon European Union standard contractual clauses in certain circumstances. Both the EU – U.S. Privacy Shield and European Union standard contractual clauses have been subject to legal challenge, resulting in the EU – U.S. Privacy Shield being invalidated, in July 2020, by the Court of Justice of the European Union (the "CJEU"). The United States Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU – U.S. Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may not be created, or any such enhancement could be subject to further challenge before the European courts. While the validity of the European Union standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to countries outside of the European Economic Area ("EEA") or the United Kingdom, including the United States, may be subject to further challenge. On 4 June 2021, the European Commission issued revised European Union standard contractual clauses which intend to address the decision of the CJEU and recommendations made by the European Data Protection Board. Parties currently relying, or wishing to rely, upon European Union standard contractual clauses therefore face operational and administrative challenges to implement these revised clauses, and/or any equivalent clauses issued by the relevant competent authority in the United Kingdom.  Due to the unsettled nature of data export from the EEA and the United Kingdom to the United States (and other third countries), the Company may experience reluctance or refusal by current or prospective European customers to use the Company’s products, and the Company may find it necessary or desirable to make further

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	23

changes to its handling of personal data of EEA residents, including arrangements to store and process such data outside the United States. The regulatory environment applicable to the handling of EEA or United Kingdom residents' personal data, and our actions taken in response, may cause the Company to assume additional liabilities or incur additional costs, and could result in the Company’s business, operating results and financial condition being harmed. Additionally, should the Company continue to transfer the personal data of EEA or United Kingdom residents to the United States or other country outside of the EEA or the United Kingdom without a solution that complies with the GDPR and other applicable data privacy laws, the Company and its customers may face a risk of enforcement actions by data protection authorities in the EEA or the United Kingdom relating to personal data transfers to the Company and by the Company from the EEA or the United Kingdom. Any such enforcement actions could result in substantial fines, costs, legal orders to stop transfers and diversion of resources, distract management and technical personnel and negatively affect the Company’s business, operating results and financial condition.

The Company may require the registration of its users or end users prior to accessing its offerings or certain features of its offerings and it may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that is collected.

The Company's efforts to protect the personal information of its users may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company's data or its user's data. If any of these events occur, users' information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of the Company's terms of service or policies, could damage the Company's reputation and the Company's brands and diminish its competitive position. In addition, the affected users or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company transmits and stores a large volume of data in the course of supporting its offerings. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with the Company's data protection practices and results in additional compliance or changes in the Company's business practices, or both, and liability or sanction under these laws. In addition, because its offerings are accessible in many jurisdictions, certain foreign jurisdictions may claim that the Company is required to comply with local laws, even where the Company has no local operating entity, employees, infrastructure or other physical presence in those jurisdictions.

The Company may require additional capital in order to carry out its business objectives.

The Company may require additional equity or debt financing in order to carry out its business objectives and to execute on its strategy. There can be no assurance that debt or equity financing orcash generated by operations would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it would be on terms acceptable to the Company. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on any or all of the Company's offerings which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and predominantly within the United States, which is an initial area of focus, and legalization may not occur in as many states as the Company expects, or may occur at a slower pace than the Company anticipates. Additionally, even if jurisdictions legalize real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2023	24

jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than the Company anticipates, which could materially and adversely affect the Company’s future results of operations and make it more difficult to meet its expectations for financial performance.

Several United States. states have legalized, or are currently considering legalizing, real-money gaming, and the Company’s business, financial condition and results of operations are significantly dependent upon legalization of real-money gaming. The Company’s business plan is partially based upon the legalization of real-money gaming for a specific percent of the population on a yearly basis and the legalization may not occur as the Company has anticipated. Additionally, if a large number of additional states or the United States federal government enact real-money gaming legislation and the Company is unable to obtain or its key customers are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming, online casino suites, sportsbook and insurance-based lottery betting websites in United States jurisdictions where such games are legalized, the Company’s future growth in iGaming, online casino suites, sportsbook and insurance-based lottery betting could be materially impaired.

As the Company enters into new jurisdictions, governments in those jurisdictions may legalize real-money gaming in a manner that is unfavourable to the Company. Further, authorities overseeing businesses and jurisdictions in which the Company already operates might pass legislation or construe existing law in an unfavourable matter. As a result, the Company may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with operations in existing jurisdictions or opportunities in new jurisdictions.

Additionally, certain states require the Company to have a relationship with a land-based, licensed casino for online sportsbook access, which tends to increase the Company’s costs of revenue. States that have established state-run monopolies may limit opportunities for private sector participants like the Company. States also impose substantial tax rates on iGaming, online casino suites, sportsbook and insurance-based lottery betting wagering revenue, in addition to sales taxes in certain jurisdictions and a federal excise tax of 25 basis points on the amount of each wager. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than the Company expects, will make it more costly and less desirable for the Company to launch in a given jurisdiction. Additionally, tax increases in any of the Company’s existing jurisdictions may adversely impact the Company’s profitability.

Even in cases in which a jurisdiction purports to license and regulate iGaming, online casino suites, sportsbook and insurance-based lottery betting, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees.

The Company expects to be subject to a variety of United States. and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business.

As the Company seeks to expand in the United States. and foreign markets, the Company expects to be subject to a variety of United States and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to the Company’s products and services, or changes in tax laws and regulations or the interpretation thereof related to the Company’s products and services, could adversely impact the Company’s ability to operate its business as currently conducted or as the Company seeks to operate in the future, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Canadian courts have yet to clarify the scope of certain aspects of the exemption provided by section 207(1)(h) of the Criminal Code for offshore gaming services provided from Canada, and a risk exists that the Canadian authorities may commence enforcement proceedings against the Company for its activities, the Company is not aware of such proceedings against B2B solutions providers operating in Canada who solely export their products to lawful jurisdictions. Although the Company believes it is compliant with all applicable laws and regulations, there is a risk that certain activities of the Company could be found to be in contravention of any such law or regulation in Canada and the penalties for any such contravention are unknown. Additionally, changes in applicable

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laws or regulations or evolving interpretations of existing law could, in certain circumstances, result in increased compliance costs or capital expenditures, which could affect the Company’s profitability, or impede the Company’s ability to carry on its business which could affect its revenues. Violations of the Criminal Code or any other regulation, whether foreign or domestic, could negatively affect the reputation of the Company and the ability of the Company to obtain required regulatory licenses and registrations in Canada and elsewhere, and cause financial harm to the Company.

The Company is generally subject to laws and regulations relating to online gaming, online casino suites, sportsbook and insurance-based lottery betting in the jurisdictions in which the Company or the Company’s customers conduct their businesses or in some circumstances, of those jurisdictions in which their services are offered or available, as well as the general laws and regulations that apply to all online businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed or otherwise permitted and regulated and have adopted, or are in the process of considering, legislation and regulations to enable that to happen. Additionally, some jurisdictions in which the Company may operate could presently be unregulated or partially regulated, and therefore more susceptible to the enactment or change of laws and regulations.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets. This activity by any of the Company's customers does not necessarily amount to an infringement of laws or regulation in a given jurisdiction, but it is not uncommon for customers to cease providing interactive gaming services in an unregulated market in response to changes or intimated changes to laws or regulation. If a customer is found to have infringed laws or regulations in an unregulated jurisdiction this could materially adversely affect the Company's operations, financial performance and prospects.

The Company cannot be certain that its customers will not provide interactive gaming services to end-users in markets which prohibit interactive gambling. The Company may be considered by a regulatory body in such a restricted jurisdiction as infringing the laws or regulations of that jurisdiction on the basis that the Company is aiding the infringement by providing products or services to that customer. If a customer is found to be operating in a prohibited market, this could materially adversely affect the Company's operations, financial performance, reputation and prospects, as well as jeopardize any one or all of the Licenses and Registrations by virtue of the Company's association with, or provision of products or services to, such customer.

The Company operates in regulated jurisdictions and there can be no assurance that regulations will be consistent in different jurisdictions that the Company operates.

Some countries from which the online gambling industry has historically derived revenue have introduced regulations attempting to restrict and/or prohibit online gaming and gambling, while other jurisdictions have taken the position that online gaming and gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation. The introduction of new gambling regulations or changes to the nature and scope of existing gaming and gambling regulations (and applicable laws and regulations more generally) in the territories in which the Company’s customers operates or may operate or from where the Company derives or may derive revenue could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

While certain European countries such as Malta and Gibraltar have adopted "point-of-supply" regimes which generally permit their licensees to accept wagers from any jurisdiction that does not expressly prohibit the supply of online gambling from outside such jurisdiction, other countries, including the United Kingdom, Spain and Denmark have implemented, or are in the process of implementing, "point-of-consumption" regimes which only permit the targeting of the domestic market, provided the appropriate local license is obtained and local taxes accounted for (regardless of where the operator's assets, infrastructure and employees may

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be located). Such licensing regimes can apply onerous compliance requirements and/or introduce product restrictions or marketing restrictions that could have an adverse effect on the Company's operations (and correspondingly on its financial performance).

Operators within the online gambling industry, including the Company, traditionally have based their own risk rationales on a remoteness of supply, adopting a "country of origin" / point-of-supply approach that justifies supplying gambling services into a jurisdiction unless there was something within the laws of that jurisdiction that explicitly outlawed such provision, and explicitly applied to such inward supply emanating from outside its borders.

Many jurisdictions have historically been unable to prevent inward remote supply due to a lack of extra-territorial enforceability of their laws. As a result, many jurisdictions have sought to regulate online gambling while a small number of other jurisdictions have sought to expand their existing legislation to explicitly prohibit such inward supply. Some jurisdictions include wording in their legislation which explicitly purports to apply extra territorially, thereby challenging the point-of-supply approach.

Certain European territories continue to maintain licensing regimes that protect monopoly providers and, in certain jurisdictions, have combined this with an attempt to prohibit or otherwise restrict all other supplies into the territory.

Future legislative initiatives and court decisions may have a material impact on the Company's operations and financial results. There is a risk that governmental authorities may view the Company as having violated their local gaming regulations and laws if the Company fails to comply with local rules and requirements, including those relating to the licenses it holds. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against the Company and its internet service providers, credit card processors, advertisers and others involved in the online gaming and gambling industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on the Company or its business partners, and may divert the attention of key executives of the Company. Such proceedings could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as its reputation.

There can be no assurance that prohibitive legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Company's business to regulate various aspects of the internet or the online gaming and gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Company's business, financial condition and results of operations, either as a result of determining that a jurisdiction should be blocked, or because a local license may be costly to obtain and/or such licenses may contain other commercially undesirable conditions.

In addition, certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming or gambling services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. While these changes may provide growth opportunities for the Company, a new licensing and regulatory regime adopted in any such country may not grant a license to the Company or may impose onerous conditions such as a requirement to locate significant technical infrastructure within the relevant territory or establish and maintain real-time data interfaces with the regulator, together with enforcement sanctions for breach thereof, taxation liabilities that make the market unattractive to the Company, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so. There is also an associated cost with creating specific bespoke, localized platforms.

If regulation is liberalized or clarified in some jurisdictions, then the Company may face increased competition from other providers. The opening of new markets, and the clarification of restrictions surrounding online gaming and gambling in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing operators. A significant increase in competition may have a material adverse effect on the Company's business, prospects, revenues, operating results and financial condition.

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Legislative interpretation may result in criminality of activities in jurisdictions where the Company supplies operation gaming software.

The Company generates the majority of its income through licensing the Company's technology and games to enable gaming operators to provide gaming services to customers where such services are dependent on that software and the functionality it provides. One of the consequences of the Company's supply of operational gaming software to customers is the potential regulatory risk associated with doing so. While in many jurisdictions laws and regulations may not specifically apply to gaming software licensors (as distinct from its customers' delivery to end customers), this is not universally the case and, indeed, some jurisdictions have sought to regulate or prohibit such supply explicitly.

Furthermore, the Company relies on the continuity of supply by the Company's customers to their end-users using the gaming related software and technology which the Company licenses. Laws and regulations relating to the supply of gaming services are complex, inconsistent and evolving and the Company may be subject to such laws either directly through explicit service provision or indirectly insofar as it has assisted the supply to customers who are themselves subject to such laws.

Operators within the remote gaming industry have sought, in the past, to justify their activities by asserting that if remote gaming is permitted from the country of origin (i.e., from the point of supply) then the laws in the country of receipt would have to specifically outlaw the activity of the customer (remotely accessing interactive gaming services) or an entity in that jurisdiction or have the authority to implement laws that impacted outside the jurisdiction in order to render the activity illegal, or entitle the country of receipt to assert jurisdiction. Operators have sought to reduce any associated risks of jurisdictions forming a contrary view by limiting or omitting to have physical presence in such jurisdictions where any connected activities are not clearly legal. Several jurisdictions consider this rationale to be unjustified. Indeed in some jurisdictions, laws have been passed to expressly criminalize the provision of (and sometimes the participation in) gaming, irrespective of where the operator is located and licensed. There is a corresponding, continuing risk to any participant in the gaming industry (be they an operator, supplier or other service provider) that jurisdictions in which customers are located may seek to argue that such a participant was acting illegally in accepting or assisting in the acceptance of wagers from its citizens or in the manner in which it operates gaming networks. This could lead to actions being brought against customers which, in turn, could have a detrimental effect on the financial performance and the Company's reputation. Similarly, where supply by the Company to the customer is critical to the gaming transaction, one cannot rule out the risk that direct enforcement action will be taken against the Company or any of the Company's employees and directors.

Many jurisdictions have not updated their laws to address the supply of remote gaming, which by its nature is a multi-jurisdictional activity. Moreover, the legality of interactive gaming and the provision of software, services and gaming network management is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents including in relation to determining in which jurisdiction the gaming takes place and therefore which law applies. This uncertainty creates a risk for the Company that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine customers' and/or the Company's activities to be illegal. This could lead to actions being brought against customers and/or the Company or any of the Company's employees and directors, all or any of which may, individually or collectively, have a detrimental effect on the Company's financial performance and the Company's reputation.

The Company seeks to keep abreast of legal and regulatory developments affecting the gaming industry as a whole. However, the Company does not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where the Company's customers derive business and, correspondingly, from where the Company may derive revenue. The Company adapts its regulatory policy and, therefore, the scope of the Company's ongoing monitoring on the basis that an individual market's materiality to both any relevant customer and to the Company may change. As such, the Company may receive revenue from customers' dealing in jurisdictions where the Company may be unaware of the full extent of enforcement risk.

Despite the monitoring undertaken by the Company and the precautions the Company takes as to the location of employees or assets, there remains a prospect that, in the event of legislation being interpreted in an unfavorable or unanticipated way, such measures are not sufficient and result in actions being brought against the Company or the Company's employees and directors, all of which would

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have a detrimental effect on financial performance and the Company's reputation. Furthermore, similar actions could be brought against customers with the consequence that revenue streams from such customers may be frozen or traced at the behest of authorities even if none of the Company's entities are made a party to any legal proceedings against any such customer. Customers may also face problems in legitimately moving monies in and out of certain jurisdictions which will impact upon payments from customers. Finally, there is also a risk that the Company's directors or employees or individuals engaged by the Company (or directors, employees or individuals connected to any customer) may face extradition, arrest and/or detention in (or from) such territories even if they are only temporarily present.

12	RECENT DEVELOPMENTS

Effective August 28, 2023, the Company introduced a new Chief Executive Officer, Matevž Mazij, the Company’s largest shareholder and the founder of Oryx. The change was made following a thorough evaluation by the Board and to ensure the optimal alignment of the best interests of the company and its stakeholders.

13 ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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